MMC SECURITIES LLC
(An Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)
SEC ID No. 8-52349

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

This report is filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of MMC Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MMC Securities LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 21, 2020

We have served as the Company's auditor since 1989.

MMC SECURITIES LLC
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 6,114,064
Receivable from affiliates	527,949,935
Fees and commissions receivable (net of allowance for doubtful accounts)	8,347,920
Receivable from clearing organization	587,944
Other	285,480
TOTAL ASSETS	**$ 543,285,343**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to affiliates	$ 577,121
Deferred revenue	177,540
Accrued expenses and other liabilities	361,090
Total liabilities	1,115,751
MEMBER'S EQUITY:	542,169,592
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 543,285,343**

See notes to financial statement.

MMC SECURITIES LLC
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

1. NATURE OF BUSINESS

MMC Securities LLC (the "Company") is an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"). The Company's sole member is Marsh Insurance and Investments LLC (the "Member"). The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is also registered as an introducing broker with the National Futures Association ("NFA").

The Company provides the following services:

- Underwriting and private placement of catastrophe bonds;
- Investment banking advisory services on sales, acquisitions, capital raising and financial risk solutions through structured transactions;
- Retirement and executive compensation and benefits consulting services to qualified and non-qualified benefits plans, companies and executives.
- Sale of variable products to individual and institutional clients.

The Company does not hold customer securities or customer funds and clears transactions through Pershing LLC on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). The Company has performed its evaluation of the subsequent events through the issuance date of the statement of financial condition. Based upon such evaluation, no events were discovered that required disclosure or adjustment to the statement of financial condition.

Use of Estimates - The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash equivalents consist of demand deposits with original maturities of three months or less. The estimated fair value of the Company's cash equivalents approximates their carrying value due to their short-term nature. All of the cash and cash equivalents are held in one major financial institution.

Allowance for doubtful accounts - The Company maintains an allowance for doubtful accounts to provide for estimated losses from fees and commissions receivable. The Company determines the adequacy of the allowance by reviewing aging, collection history and any other circumstances which indicate an impairment of the receivable. As of December 31, 2019, the allowance for doubtful accounts was $35,625.

Income Tax - The Company is treated as a disregarded entity for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's member. Accordingly, no provision for federal and state income taxes has been made in the accompanying financial statement. The Company is not subject to federal or state tax audits as an entity separate from the Member.

Fair Value of Financial Assets and Liabilities - Substantially all of the Company's financial assets are carried at fair value or contracted amounts which approximate fair value. The Company's financial liabilities, such as payables, are recorded at amounts approximating fair value.

3. **CONTRACT BALANCES FROM CONTRACTS WITH CUSTOMERS**

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. The changes in the receivables during the year are related to services invoiced, payment of invoices and adjustments for impairment of the receivable. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The following presents the Company's contract receivables related to revenue from customers that have been billed not yet collected and deferred revenue that has been billed but the performance obligation has not yet been satisfied as of December 31, 2019:

Contract receivables (in 000's)

	Ending Balance December 31, 2019	Opening Balance January 1, 2019
Underwriting fees	$ 3,791	$ 353
Investment banking fees	2,928	215
Private placement fees	990	-
Investment advisory fees	167	776
Other capital market fees	155	-
Total contract receivables	$ 8,031	$ 1,344

Deferred revenue (in 000's)

	Ending Balance December 31, 2019	Opening Balance January 1, 2019
Investment advisory fees	$ 133	$ 498
Underwriting fees	30	-
Investment banking fees	14	123
Total deferred revenue	$ 177	$ 621

4. RELATED PARTY TRANSACTIONS

As of December 31, 2019, the Company's receivable from affiliates balance of $527,949,935 is mainly comprised of interest bearing accounts. The Company transfers certain excess operating cash balances on its accounts with a third party bank to an interest bearing account with MMC for cash management purposes. The estimated fair value of the Company's receivable approximates its carrying value.

As of December 31, 2019, the Company's payables to affiliates balance of $577,121 primarily represent liabilities for the cost of certain administrative services provided to the Company by various companies within MMC. Payables to affiliates are settled on a monthly basis.

5. CREDIT FACILITIES

MMC and certain of its subsidiaries maintain $1.8 billion multi-currency five year unsecured revolving credit facility (the "Facility") to support their liquidity needs. The Company is designated as a permitted borrower under the Facility. Subsidiary borrowings under the Facility are unconditionally guaranteed by MMC. The interest rate on this Facility is based on LIBOR plus a fixed margin which varies with MMC's credit ratings. The facility includes a provision for determining a LIBOR successor rate in the event LIBOR reference rates are no longer available. Citibank, N.A. is Administrative Agent and Bank of America, N.A., Deutsche Bank Securities Inc. and HSBC Bank USA, N.A. are Syndication Agents for the Facility. The Facility requires MMC to maintain certain coverage and leverage ratios which are tested quarterly. MMC was in compliance with these financial covenants at December 31, 2019. The Facility will expire in October 2023. There were no drawings on the Facility during the year. The Company had no borrowings outstanding under the Facility at December 31, 2019.

6. COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies as of December 31, 2019.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company computes its net capital requirement under the alternate method provided for in Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2019, the Company had net capital of $5,565,113, which was $5,315,113 in excess of its required net capital of $250,000.

As an introducing broker registered with the NFA, the Company is required to and has complied with the Uniform Net Capital Rule (Rule 15c3-1), as discussed above, to meet the requirements of Regulation 1.17 of the Commodity Futures Trading Commission.

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